					Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(in thousands)	2009	2010	2011	2012	2013
Computation of Earnings:
Pre-tax earnings from continuing operations, excluding equity in earnings of unconsolidated affiliates	$206,128	$208,240	$222,654	$262,222	$305,376

Plus: Fixed charges	9,821	15,636	17,813	19,686	32,542

Plus: Amortization of capitalized interest	148	142	121	115	91

Plus: Distributed earnings from equity investees	-	-	800	1,830	3,073

Less: Capitalized interest	66	54	85	43	24

Earnings	$216,031	$223,964	$241,303	$283,810	$341,058

Fixed Charges:
Interest expense and amortization of deferred financing costs on all indebtedness	$7,751	$13,471	$15,327	$16,967	$29,538
Capitalized interest	66	54	85	43	24
Estimate of interest component of rental expenses	2,004	2,111	2,401	2,676	2,980

Fixed charges	$9,821	$15,636	$17,813	$19,686	$32,542

Ratio of earnings to fixed charges	22.0x	14.3x	13.5x	14.4x	10.5x